1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com
Allison Fumai allison.fumai@dechert.com +1 212 698 3526 Direct +1 698 698 3599 Fax

October 15, 2019

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549

Attention: Lisa Larkin, Division of Investment Management

Re:	Morgan Stanley Institutional Fund, Inc. (the “Company”)
(File No. 033-23166; 811-05624)

Dear Ms. Larkin:

Thank you for your telephonic comments regarding the Company’s registration statement on Form N-1A relating to the addition of Class IR and Class IS shares of the Active International Allocation Portfolio (the “Fund”), a series of the Company, filed with the Securities and Exchange Commission (the “Commission”) on August 23, 2019. The Company has considered your comments and has authorized us to make responses, changes and acknowledgements discussed below relating to the Company’s registration statement on its behalf. Below, we describe the changes made to the registration statement in response to the Commission staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested. These changes are expected to be reflected in Post-Effective Amendment No. 224 to the Company’s registration statement on Form N-1A, which will be filed via EDGAR on or about October 22, 2019.

COMMENTS TO THE PROSPECTUS

Comment 1.     Please supplementally confirm the basis for the “Other Expenses” of the Fund.

Response 1. Because Class IR shares of the Fund have been in operation for less than six months, pursuant to Instruction 6(a) of Item 3 the Fund has disclosed in a footnote to the fee table that “Other Expenses” are based on estimated amounts for the current fiscal year. We supplementally confirm that the Other Expenses number has been generated based on the operations of the Fund during the previous fiscal year.

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If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3526 (tel). Thank you.

Best regards,

/s/ Allison Fumai
Allison Fumai
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